Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Interim Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	September 30, 2022	December 31, 2021

ASSETS
Current assets
Cash		$4,410	$—
Trade and other receivables		251,689	173,409
Financial derivatives	16	12,102	8,654
		268,201	182,063
Non-current assets
Financial derivatives	16	4,097	—
Exploration and evaluation assets	4	160,137	172,824
Oil and gas properties	5	4,415,957	4,464,371
Other plant and equipment		6,725	7,121
Lease assets		7,448	8,264
Deferred income tax asset	13	61,052	—
		$4,923,617	$4,834,643

LIABILITIES
Current liabilities
Trade and other payables		$268,410	$190,692
Financial derivatives	16	48,587	134,020
Lease obligations		3,731	2,938
Asset retirement obligations	8	10,869	11,080
		331,597	338,730
Non-current liabilities
Trade and other payables		2,990	—
Credit facilities	6	447,475	505,171
Long-term notes	7	639,679	874,527
Lease obligations		3,507	4,827
Asset retirement obligations	8	543,773	732,603
Deferred income tax liability	13	231,147	167,456
		2,200,168	2,623,314

SHAREHOLDERS’ EQUITY
Shareholders' capital	9	5,527,831	5,736,593
Contributed surplus		83,782	13,559
Accumulated other comprehensive income		779,964	632,103
Deficit		(3,668,128)	(4,170,926)
		2,723,449	2,211,329
		$4,923,617	$4,834,643

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2022	2021	2022	2021

Revenue, net of royalties
Petroleum and natural gas sales	12	$712,065	$488,736	$2,240,059	$1,315,792
Royalties		(146,994)	(90,523)	(441,273)	(239,004)
		565,071	398,213	1,798,786	1,076,788

Expenses
Operating		110,139	84,196	318,331	247,645
Transportation		12,771	7,818	33,744	24,092
Blending and other		40,945	19,581	139,280	56,668
General and administrative		12,003	9,980	35,325	29,323
Exploration and evaluation	4	6,566	6,766	17,346	10,718
Depletion and depreciation		144,177	127,052	427,254	332,119
Impairment reversal	5	—	—	—	(1,126,415)
Share-based compensation	10	3,072	2,511	9,959	8,262
Financing and interest	14	25,753	29,028	77,074	83,832
Financial derivatives (gain) loss	16	(114,063)	62,846	191,838	293,105
Foreign exchange loss	15	38,905	7,466	52,269	2,405
Gain on dispositions		(4,566)	(2,112)	(5,007)	(6,092)
Other expense (income)		5,223	(366)	4,759	(2,092)
		280,925	354,766	1,302,172	(46,430)
Net income before income taxes		284,146	43,447	496,614	1,123,218
Income tax expense (recovery)	13
Current income tax expense		703	486	2,753	894
Deferred income tax expense (recovery)		18,475	10,248	(8,937)	71,963
		19,178	10,734	(6,184)	72,857
Net income		$264,968	$32,713	$502,798	$1,050,361
Other comprehensive income (loss)
Foreign currency translation adjustment		117,023	26,175	147,861	18,969
Comprehensive income		$381,991	$58,888	$650,659	$1,069,330

Net income per common share	11
Basic		$0.48	$0.06	$0.89	$1.86
Diluted		$0.47	$0.06	$0.89	$1.84

Weighted average common shares (000's)	11
Basic		553,409	564,211	561,931	563,492
Diluted		559,174	571,647	567,662	570,179

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2020		$5,729,418	$14,345	$618,976	$(5,784,526)	$578,213
Vesting of share awards		7,175	(7,175)	—	—	—
Share-based compensation		—	4,603	—	—	4,603
Comprehensive income		—	—	18,969	1,050,361	1,069,330
Balance at September 30, 2021		$5,736,593	$11,773	$637,945	$(4,734,165)	$1,652,146
Balance at December 31, 2021		$5,736,593	$13,559	$632,103	$(4,170,926)	$2,211,329
Vesting of share awards	9	8,501	(8,501)	—	—	—
Share-based compensation	10	—	2,715	—	—	2,715
Repurchase of common shares for cancellation	9	(217,263)	76,009	—	—	(141,254)
Comprehensive income		—	—	147,861	502,798	650,659
Balance at September 30, 2022		$5,527,831	$83,782	$779,964	$(3,668,128)	$2,723,449

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2022	2021	2022	2021

CASH PROVIDED BY (USED IN):
Operating activities
Net income		$264,968	$32,713	$502,798	$1,050,361
Adjustments for:
Non-cash share-based compensation	10	637	1,453	2,715	4,603
Unrealized foreign exchange loss	15	39,799	7,545	52,750	3,223
Exploration and evaluation	4	6,566	6,766	17,346	10,718
Depletion and depreciation		144,177	127,052	427,254	332,119
Impairment reversal	5	—	—	—	(1,126,415)
Non-cash financing and accretion	14	5,979	6,235	16,399	13,082
Non-cash other income	8	(1,276)	(444)	(2,741)	(2,108)
Unrealized financial derivatives (gain) loss	16	(190,471)	8,941	(92,978)	179,408
Gain on dispositions		(4,566)	(2,112)	(5,007)	(6,092)
Deferred income tax expense (recovery)	13	18,475	10,248	(8,937)	71,963
Asset retirement obligations settled	8	(4,599)	(1,805)	(10,608)	(4,215)
Change in non-cash working capital		30,734	(17,631)	(29,560)	(54,830)
		310,423	178,961	869,431	471,817

Financing activities
(Decrease) increase in credit facilities		(58,266)	53,430	(73,617)	(107,230)
Debt issuance costs		(305)	—	(2,137)	—
Payments on lease obligations		(668)	(1,142)	(2,881)	(3,143)
Redemption of long-term notes	7	(35,599)	(139,861)	(288,429)	(146,648)
Repurchase of common shares	9	(78,790)	—	(141,254)	—
		(173,628)	(87,573)	(508,318)	(257,021)

Investing activities
Additions to exploration and evaluation assets	4	—	(89)	(5,897)	(733)
Additions to oil and gas properties	5	(167,453)	(94,146)	(412,011)	(238,575)
Additions to other plant and equipment		(148)	(158)	(782)	(569)
Property acquisitions		—	(89)	(267)	(114)
Proceeds from dispositions		25,460	701	25,501	947
Change in non-cash working capital		9,756	1,018	36,753	24,248
		(132,385)	(92,763)	(356,703)	(214,796)

Change in cash		4,410	(1,375)	4,410	—
Cash, beginning of period		—	1,375	—	—
Cash, end of period		$4,410	$—	$4,410	$—

Supplementary information
Interest paid		$35,587	$32,436	$77,116	$80,037
Income taxes paid		$1,906	$—	$2,169	$—

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2022 and 2021
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an energy company engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the state of Texas in the United States. The Company’s common shares are traded on the Toronto Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.BASIS OF PRESENTATION
The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These condensed consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2021.

The consolidated financial statements were approved by the Board of Directors of Baytex on November 3, 2022.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2021 are available through its filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

Significant Accounting Policies

The accounting policies, critical accounting judgments and significant estimates used in preparation of the 2021 annual financial statements have been applied in the preparation of these consolidated financial statements, except for the adoption of Normal Course Issue Bid ("NCIB") Share Repurchases as described below.

Current Environment and Estimation Uncertainty

Management makes judgements and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

During the nine months ended September 30, 2022, demand for oil and natural gas improved as the global economy continued to recover from the COVID-19 pandemic. Early in 2022, energy prices strengthened to multi-year highs due to heightened uncertainty of global oil and natural gas supply after Russia's invasion of Ukraine in addition to limited production growth reflecting oil and gas producers' capital discipline. Recent declines in global oil prices have been caused by concern over future demand caused by central bank actions to moderate inflation. The impact of these factors has been considered in management's estimates as at and for the period ended September 30, 2022.

Normal Course Issuer Bid ("NCIB") Share Repurchases

On May 2, 2022, Baytex announced the acceptance from the Toronto Stock Exchange ("TSX") for implementation of a NCIB under which Baytex is permitted to purchase for cancellation a specified number of common shares over a specified time frame. The shares repurchased and cancelled are accounted for as a reduction in Share Capital at historical cost, with any discount paid recorded to Contributed Surplus and any premium paid recorded to Retained Earnings. Total consideration paid includes any commissions or fees paid as part of the transaction.

3.    SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the U.S.; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended September 30	2022	2021	2022	2021	2022	2021	2022	2021

Revenue, net of royalties
Petroleum and natural gas sales	$473,708	$292,723	$238,357	$196,013	$—	$—	$712,065	$488,736
Royalties	(75,901)	(32,679)	(71,093)	(57,844)	—	—	(146,994)	(90,523)
	397,807	260,044	167,264	138,169	—	—	565,071	398,213

Expenses
Operating	83,141	63,301	26,998	20,895	—	—	110,139	84,196
Transportation	12,771	7,818	—	—	—	—	12,771	7,818
Blending and other	40,945	19,581	—	—	—	—	40,945	19,581
General and administrative	—	—	—	—	12,003	9,980	12,003	9,980
Exploration and evaluation	6,566	6,766	—	—	—	—	6,566	6,766
Depletion and depreciation	102,353	82,241	40,298	43,440	1,526	1,371	144,177	127,052
Share-based compensation	—	—	—	—	3,072	2,511	3,072	2,511
Financing and interest	—	—	—	—	25,753	29,028	25,753	29,028
Financial derivatives (gain) loss	—	—	—	—	(114,063)	62,846	(114,063)	62,846
Foreign exchange loss	—	—	—	—	38,905	7,466	38,905	7,466
(Gain) loss on dispositions	(4,566)	(2,302)	—	190	—	—	(4,566)	(2,112)
Other (income) expense	(1,276)	(444)	—	—	6,499	78	5,223	(366)
	239,934	176,961	67,296	64,525	(26,305)	113,280	280,925	354,766
Net income (loss) before income taxes	157,873	83,083	99,968	73,644	26,305	(113,280)	284,146	43,447
Income tax expense
Current income tax expense							703	486
Deferred income tax expense							18,475	10,248
							19,178	10,734
Net income (loss)	$157,873	$83,083	$99,968	$73,644	$26,305	$(113,280)	$264,968	$32,713

Additions to exploration and evaluation assets	—	89	—	—	—	—	—	89
Additions to oil and gas properties	117,150	75,410	50,303	18,736	—	—	167,453	94,146
Property acquisitions	—	89	—	—	—	—	—	89
Proceeds from dispositions	(25,460)	(108)	—	(593)	—	—	(25,460)	(701)

	Canada		U.S.		Corporate		Consolidated
Nine Months Ended September 30	2022	2021	2022	2021	2022	2021	2022	2021

Revenue, net of royalties
Petroleum and natural gas sales	$1,508,609	$786,171	$731,450	$529,621	$—	$—	$2,240,059	$1,315,792
Royalties	(224,710)	(83,536)	(216,563)	(155,468)	—	—	(441,273)	(239,004)
	1,283,899	702,635	514,887	374,153	—	—	1,798,786	1,076,788

Expenses
Operating	244,152	186,455	74,179	61,190	—	—	318,331	247,645
Transportation	33,744	24,092	—	—	—	—	33,744	24,092
Blending and other	139,280	56,668	—	—	—	—	139,280	56,668
General and administrative	—	—	—	—	35,325	29,323	35,325	29,323
Exploration and evaluation	17,346	10,718	—	—	—	—	17,346	10,718
Depletion and depreciation	304,147	215,803	118,759	112,368	4,348	3,948	427,254	332,119
Impairment reversal	—	(684,000)	—	(442,415)	—	—	—	(1,126,415)
Share-based compensation	—	—	—	—	9,959	8,262	9,959	8,262
Financing and interest	—	—	—	—	77,074	83,832	77,074	83,832
Financial derivatives loss	—	—	—	—	191,838	293,105	191,838	293,105
Foreign exchange loss	—	—	—	—	52,269	2,405	52,269	2,405
(Gain) loss on dispositions	(5,007)	(6,282)	—	190	—	—	(5,007)	(6,092)
Other (income) expense	(2,741)	(2,108)	—	—	7,500	16	4,759	(2,092)
	730,921	(198,654)	192,938	(268,667)	378,313	420,891	1,302,172	(46,430)
	552,978	901,289	321,949	642,820	(378,313)	(420,891)	496,614	1,123,218
Income tax expense (recovery)
Current income tax expense							2,753	894
Deferred income tax (recovery) expense							(8,937)	71,963
							(6,184)	72,857
Net income (loss)	$552,978	$901,289	$321,949	$642,820	$(378,313)	$(420,891)	$502,798	$1,050,361

Additions to exploration and evaluation assets	5,897	733	—	—	—	—	5,897	733
Additions to oil and gas properties	289,264	147,656	122,747	90,919	—	—	412,011	238,575
Property acquisitions	267	114	—	—	—	—	267	114
Proceeds from dispositions	(25,501)	(354)	—	(593)	—	—	(25,501)	(947)

	September 30, 2022	December 31, 2021
Canadian assets	$2,497,256	$2,658,281
U.S. assets	2,395,989	2,152,323
Corporate assets	30,372	24,039
Total consolidated assets	$4,923,617	$4,834,643

4.    EXPLORATION AND EVALUATION ASSETS

	September 30, 2022	December 31, 2021
Balance, beginning of period	$172,824	$191,865
Capital expenditures	5,897	3,298
Property acquisitions	—	1,100
Divestitures	(498)	(166)
Property swaps	—	408
Exploration and evaluation expense	(17,346)	(15,212)
Transfer to oil and gas properties (note 5)	(7,301)	(7,727)
Foreign currency translation	6,561	(742)
Balance, end of period	$160,137	$172,824

At September 30, 2022 and December 31, 2021, there were no indicators of impairment or impairment reversal for exploration and evaluation assets in any of the Company's cash generating units ("CGU").

5.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2020	$11,423,676	$(8,346,128)	$3,077,548
Capital expenditures	310,005	—	310,005
Property acquisitions	274	—	274
Transfers from exploration and evaluation assets (note 4)	7,727	—	7,727
Change in asset retirement obligations (note 8)	(12,222)	—	(12,222)
Divestitures	(37,835)	32,844	(4,991)
Property swaps	(26,131)	25,900	(231)
Impairment reversal	—	1,542,414	1,542,414
Foreign currency translation	(31,977)	34,765	2,788
Depletion	—	(458,941)	(458,941)
Balance, December 31, 2021	$11,633,517	$(7,169,146)	$4,464,371
Capital expenditures	412,011	—	412,011
Property acquisitions	361	—	361
Transfers from exploration and evaluation assets (note 4)	7,301	—	7,301
Change in asset retirement obligations (note 8)	(185,649)	—	(185,649)
Divestitures	(265,145)	241,892	(23,253)
Foreign currency translation	352,730	(189,009)	163,721
Depletion	—	(422,906)	(422,906)
Balance, September 30, 2022	$11,955,126	$(7,539,169)	$4,415,957

During the third quarter of 2022, Baytex completed a minor non-core property disposition in the Conventional CGU for proceeds of $25.5 million.

At September 30, 2022, there were no indicators of impairment or impairment reversal for oil and gas properties in any of the Company's CGUs.

2021 Impairment Reversals

At June 30, 2021, we identified indicators of impairment reversal for oil and gas properties in each of our six CGUs due to the increase in forecasted commodity prices. The recoverable amount for each of our six CGUs exceeded their carrying amounts which resulted in an impairment reversal of $1.1 billion recorded at June 30, 2021. The recoverable amount for each CGU was based on its fair value less costs of disposal ("FVLCD") which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2020 which was adjusted by management for operations between December 31, 2020 and June 30, 2021. The after-tax discount rates applied to the cash flows were between 10% and 16%.

At December 31, 2021, we identified indicators of impairment reversal for oil and gas properties in five CGUs due to the increase in forecasted commodity prices in addition to changes in proved plus probable reserves. The recoverable amount for three CGUs exceeded their carrying amounts which resulted in an impairment reversal of $416 million recorded at December 31, 2021. The recoverable amount for each CGU was based on its FVLCD which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2021. The after-tax discount rates applied to the cash flows were between 12% and 19%.

6.    CREDIT FACILITIES

	September 30, 2022	December 31, 2021
Credit facilities - U.S. dollar denominated (1)	$172,714	$156,332
Credit facilities - Canadian dollar denominated	277,337	350,182
Credit facilities - principal (2)	450,051	506,514
Unamortized debt issuance costs	(2,576)	(1,343)
Credit facilities	$447,475	$505,171
(1)U.S. dollar denominated credit facilities balance was US$126.1 million as at September 30, 2022 (December 31, 2021 - US$123.5 million).
(2)The decrease in the principal amount of the credit facilities outstanding from December 31, 2021 to September 30, 2022 is the result of net repayments of $73.6 million, partially offset by an increase in the reported amount of U.S. denominated debt of $17.2 million due to foreign exchange.

At September 30, 2022, Baytex had US$850 million of revolving credit facilities (the "Credit Facilities"). On April 1, 2022, Baytex amended its Credit Facilities to increase the revolving credit facility to US$850 million and extend maturity from April 1, 2024 to April 1, 2026. The Credit Facilities are comprised of a US$50 million operating loan and a US$600 million syndicated revolving loan for Baytex and a US$10 million operating loan and a US$190 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. There were no changes to the financial covenants as a result of the amendments.

The Credit Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The Credit Facilities contain standard commercial covenants in addition to the financial covenants detailed below. There are no mandatory principal payments required prior to maturity which could be extended by Baytex. Advances under the Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or secured overnight financing rates ("SOFR"), plus applicable margins.

The weighted average interest rate on the Credit Facilities was 3.1% for the nine months ended September 30, 2022 (2.2% for nine months ended September 30, 2021).

The following table summarizes the financial covenants applicable to the Credit Facilities and our compliance therewith at September 30, 2022.

Covenant Description	Position as at September 30, 2022	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.4:1:0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	14.8:1.0	2.0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the Credit Facility agreements and is defined as the principal amount of the Credit Facilities and other secured obligations identified in the credit agreement. As at September 30, 2022, the Company's Senior Secured Debt totaled $450.1 million of principal amounts outstanding.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended September 30, 2022 was $1.2 billion.
(3)"Interest coverage" is calculated in accordance with the credit agreement and is computed as the ratio of Bank EBITDA to financing and interest expenses, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis. Financing and interest expense for the twelve months ended September 30, 2022 was $81.8 million.

On July 25, 2022 Baytex entered into a $20 million uncommitted unsecured demand revolving letter of credit facility (the "LC Facility"). Letters of credit under this facility are guaranteed by Export Development Canada and do not use capacity available under the Credit Facilities. As at September 30, 2022, Baytex had $15.8 million of outstanding letters of credit under the LC Facility.

7.    LONG-TERM NOTES

	September 30, 2022	December 31, 2021
5.625% notes due June 1, 2024 (1)	$—	$253,120
8.75% notes due April 1, 2027 (2)	648,207	632,800
Total long-term notes - principal (3)	648,207	885,920
Unamortized debt issuance costs	(8,528)	(11,393)
Total long-term notes - net of unamortized debt issuance costs	$639,679	$874,527
(1)The U.S. dollar denominated principal outstanding of the 5.625% notes was nil as at September 30, 2022 (December 31, 2021 - US$200.0 million).
(2)The U.S. dollar denominated principal outstanding of the 8.75% notes was US$473.2 million as at September 30, 2022 (December 31, 2021 - US$500.0 million).
(3)The decrease in the principal amount of long-term notes outstanding from December 31, 2021 to September 30, 2022 is the result of principal repayments of $288.1 million partially offset by changes in the reported amount of U.S. denominated debt of $50.4 million.

The long-term notes do not contain any significant financial maintenance covenants but do contain standard commercial covenants for debt incurrence and restricted payments.

During the three months ended September 30, 2022, Baytex repurchased and cancelled US$26.8 million principal of the 8.75% Notes and recorded early redemption expense of $0.3 million.

On June 1, 2022, Baytex completed the early redemption of the US$200.0 million principal amount of the 5.625% Notes due in 2024 at par plus accrued interest and recorded a decrease to unamortized debt issuance costs of $1.7 million.

8.    ASSET RETIREMENT OBLIGATIONS

	September 30, 2022	December 31, 2021
Balance, beginning of period	$743,683	$760,383
Liabilities incurred	13,855	14,845
Liabilities settled	(10,608)	(6,662)
Liabilities acquired from property acquisitions	138	249
Liabilities divested	(3,301)	(3,161)
Property swaps	—	(4,113)
Accretion (note 14)	11,403	12,381
Government grants (1)	(2,741)	(2,857)
Change in estimate	2,215	(9,686)
Changes in discount rates and inflation rates (2)	(201,719)	(17,381)
Foreign currency translation	1,717	(315)
Balance, end of period	$554,642	$743,683
Less current portion of asset retirement obligations	10,869	11,080
Non-current portion of asset retirement obligations	$543,773	$732,603
(1)    During the nine months ended September 30, 2022, Baytex recognized $2.7 million of non-cash other income and a reduction in asset retirement obligations related to government grants provided by the Government of Alberta and the Government of Saskatchewan ($2.9 million for the year ended December 31, 2021).
(2)    The discount and inflation rates at September 30, 2022 were 3.1% and 1.7%, respectively, compared to 1.7% and 1.8% at December 31, 2021.

9.    SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. At September 30, 2022, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

During 2022, the TSX accepted Baytex's notice of intention to implement a NCIB. Under the terms of the NCIB, the Company may purchase for cancellation up to 56.3 million common shares over the 12-month period commencing May 9, 2022. The number of shares authorized for repurchase represents 10% of the Company's public float as at April 29, 2022. Purchases are made on the open market at prices prevailing at the time of the transaction.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2020	561,227	$5,729,418
Vesting of share awards	2,986	7,175
Balance, December 31, 2021	564,213	$5,736,593
Vesting of share awards	5,035	8,501
Common shares repurchased and cancelled	(21,633)	(217,263)
Balance, September 30, 2022	547,615	$5,527,831

During the nine months ended September 30, 2022, Baytex repurchased and cancelled 21.6 million common shares at an average price of $6.53 per share for total consideration of $141.3 million. The total consideration paid includes commissions and fees and is recorded as a reduction to Shareholders' Equity.

10.    SHARE-BASED COMPENSATION PLAN
For the three and nine months ended September 30, 2022 the Company recorded total compensation expense related to the share awards of $3.1 million and $10.0 million respectively ($2.5 million and $8.3 million for the three and nine months ended September 30, 2021). Included in compensation expense related to share awards for the three and nine months ended September 30, 2022 is $2.4 million and $7.3 million of cash compensation expense related to the incentive award plan, deferred share unit plan and the associated equity total return swaps ($1.1 million and $3.7 million for the three and nine months ended September 30, 2021).

Share Award Incentive Plan

Baytex has a share award plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex or the equivalent cash value at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares on vesting; the number of common shares issued is determined by a multiplier. The multiplier, which ranges between zero and two, is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The restricted awards and performance awards vest in equal tranches on the first, second and third anniversaries of the grant date.

The weighted average fair value of share awards granted during the nine months ended September 30, 2022 was $5.68 per restricted and performance award ($1.30 for the nine months ended September 30, 2021).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards	Total number of share awards
Balance, December 31, 2020	4,122	4,088	8,210
Granted	—	4,067	4,067
Added by performance factor	—	669	669
Vested	(1,861)	(1,152)	(3,013)
Forfeited	(168)	(291)	(459)
Balance, December 31, 2021	2,093	7,381	9,474
Granted	—	1,111	1,111
Vested	(1,377)	(3,630)	(5,007)
Forfeited	(22)	(26)	(48)
Balance, September 30, 2022	694	4,836	5,530

Incentive Award Plan

Baytex has an incentive award plan (the "Incentive Award" plan) whereby the holder of each incentive award is entitled to receive a cash payment equal to the value of one Baytex common share at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in trade and other payables.

During the nine months ended September 30, 2022, Baytex granted 1.4 million awards under the Incentive Award plan at a fair value of $5.68 per award (5.0 million awards at $1.32 per award for the nine months ended September 30, 2021). At September 30, 2022 there were 5.2 million awards outstanding under the Incentive Award plan (6.4 million awards outstanding at December 31, 2021).

Deferred Share Unit Plan

Baytex has a deferred share unit plan (the "DSU" plan) whereby each non-employee Director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share on the date on which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in trade and other payables.

During the nine months ended September 30, 2022, Baytex granted 0.2 million awards under the DSU plan at a fair value of $5.68 per award (0.9 million awards at $1.29 per award for the nine months ended September 30, 2021). At September 30, 2022, there were 1.0 million awards outstanding under the DSU plan.

Equity Total Return Swaps

The Company uses equity total return swaps on the equivalent number of Baytex common shares in order to fix a portion of the aggregate cost of the cash-settled plans including the Incentive Award plan, the DSU plan and the Share Award Incentive Plan, at the fair value determined on the grant date. The carrying value of the Company's financial derivatives includes the fair value of the equity total return swap which was an asset of $4.6 million on September 30, 2022 (December 31, 2021 - asset of $6.5 million). At September 30, 2022, an asset of $15.1 million associated with the equity return swap is included in accounts payable as it relates to the settlement of cash compensation payable (December 31, 2021 - an asset of $10.7 million).

11.    NET INCOME PER SHARE
Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended September 30
	2022			2021
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$264,968	553,409	$0.48	$32,713	564,211	$0.06
Dilutive effect of share awards	—	5,765	—	—	7,436	—
Net income - diluted	$264,968	559,174	$0.47	$32,713	571,647	$0.06

	Nine Months Ended September 30
	2022			2021
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$502,798	561,931	$0.89	$1,050,361	563,492	$1.86
Dilutive effect of share awards	—	5,731	—	—	6,687	—
Net income - diluted	$502,798	567,662	$0.89	$1,050,361	570,179	$1.84

For the three and nine months ended September 30, 2022 and September 30, 2021 no share awards were excluded from the calculation of diluted income per share as their effect was dilutive.

12.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended September 30
	2022			2021
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$175,447	$188,521	$363,968	$124,930	$154,511	$279,441
Heavy oil	267,958	—	267,958	146,468	—	146,468
NGL	7,929	22,627	30,556	4,177	22,932	27,109
Natural gas sales	22,374	27,209	49,583	17,148	18,570	35,718
Total petroleum and natural gas sales	$473,708	$238,357	$712,065	$292,723	$196,013	$488,736

	Nine Months Ended September 30
	2022			2021
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$548,588	$591,946	$1,140,534	$342,744	$418,498	$761,242
Heavy oil	858,497	—	858,497	385,288	—	385,288
NGL	23,701	69,529	93,230	12,327	52,870	65,197
Natural gas sales	77,823	69,975	147,798	45,812	58,253	104,065
Total petroleum and natural gas sales	$1,508,609	$731,450	$2,240,059	$786,171	$529,621	$1,315,792

Included in accounts receivable at September 30, 2022 is $223.0 million of accrued production revenue related to delivered volumes (December 31, 2021 - $154.0 million).

13.    INCOME TAXES
The provision for income taxes has been computed as follows:

	Nine Months Ended September 30
	2022	2021
Net income before income taxes	$496,614	$1,123,218
Expected income taxes at the statutory rate of 24.80% (2021 – 25.12%)	123,160	282,152
Increase (decrease) in income taxes resulting from:
Effect of foreign exchange	5,917	(292)
Effect of rate adjustments for foreign jurisdictions	(21,237)	(19,751)
Effect of change in deferred tax benefit not recognized	(72,297)	(191,611)
Effect of internal debt restructuring	(44,793)	—
Adjustments, assessments and other	3,066	2,359
Income tax (recovery) expense	$(6,184)	$72,857

At September 30, 2022, a deferred tax asset of $72.0 million remains unrecognized due to uncertainty surrounding future commodity prices and future capital gains (December 31, 2021 - $145.6 million).

As disclosed in the 2021 annual financial statements, in June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency (the “CRA”) that denied $591.0 million of non-capital loss deductions that relate to the calculation of income taxes for the years 2011 through 2015. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received. There has been no change in the status of these reassessments since an Appeals Officer was assigned to the Company's file in July 2018. Baytex remains confident that the original tax filings are correct and intends to defend those tax filings through the appeals process.

14.    FINANCING AND INTEREST

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Interest on Credit Facilities	$5,788	$3,256	$12,897	$9,842
Interest on long-term notes	13,935	19,481	47,635	60,734
Interest on lease obligations	51	56	143	174
Cash Interest	$19,774	$22,793	$60,675	$70,750
Amortization of debt issue costs	1,242	1,733	4,671	3,272
Accretion on asset retirement obligations (note 8)	4,412	3,273	11,403	8,938
Early redemption expense (note 7)	325	1,229	325	872
Financing and interest	$25,753	$29,028	$77,074	$83,832

15.    FOREIGN EXCHANGE

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Unrealized foreign exchange (gain) loss - intercompany notes (1)	$—	$(25,909)	$(2,674)	$411
Unrealized foreign exchange loss - long-term notes & Credit Facilities	39,799	33,454	55,424	2,812
Realized foreign exchange gain	(894)	(79)	(481)	(818)
Foreign exchange loss	$38,905	$7,466	$52,269	$2,405
(1)Baytex had a series of intercompany notes totaling US$601.0 million outstanding at December 31, 2021 that were issued from a Canadian functional currency subsidiary to a U.S. functional currency subsidiary. These notes were eliminated upon consolidation within the Statement of Financial Position and were revalued at the relevant foreign exchange rate at each period end. Foreign exchange gains or losses incurred within the Canadian functional currency subsidiary were recognized in unrealized foreign exchange gain or loss whereas those within the U.S. functional currency subsidiary were recognized in other comprehensive income. In January 2022 the intercompany notes were transferred from the Canadian functional currency subsidiary to another U.S. functional currency subsidiary. As a result, foreign exchange gains and losses incurred on these notes after the transfer are recognized in other comprehensive income.

16.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, financial derivatives, Credit Facilities, and long-term notes. The fair value of trade and other receivables and trade and other payables approximates carrying value due to the short term to maturity. The fair value of the Credit Facilities is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	September 30, 2022		December 31, 2021
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
Fair value through profit and loss
Financial derivatives	$16,199	$16,199	$8,654	$8,654	Level 2
Total	$16,199	$16,199	$8,654	$8,654

Amortized cost
Cash	$4,410	$4,410	$—	$—	—
Trade and other receivables	251,689	251,689	173,409	173,409	—
Total	$256,099	$256,099	$173,409	$173,409

Financial Liabilities
Fair value through profit and loss
Financial derivatives	$(48,587)	$(48,587)	$(134,020)	$(134,020)	Level 2
Total	$(48,587)	$(48,587)	$(134,020)	$(134,020)

Amortized cost
Trade and other payables	$(271,400)	$(271,400)	$(190,692)	$(190,692)	—
Credit Facilities	(447,475)	(450,051)	(505,171)	(506,514)	—
Long-term notes	(639,679)	(652,471)	(874,527)	(917,889)	Level 1
Total	$(1,358,554)	$(1,373,922)	$(1,570,390)	$(1,615,095)

There were no transfers between Level 1 and Level 2 during the nine months ended September 30, 2022 and 2021.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
U.S. dollar denominated	US$7,844	US$602,503	US$539,995	US$829,934

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following financial derivative contracts outstanding as of November 3, 2022:

	Remaining Period	Volume	Price/Unit (1)	Index
Oil
Basis Swap	Oct 2022 to Dec 2022	12,000 bbl/d	WTI less US$12.40/bbl	WCS
Basis Swap	Oct 2022 to Dec 2022	6,750 bbl/d	WTI less US$3.73/bbl	MSW
Fixed Sell	Oct 2022 to Dec 2022	10,000 bbl/d	US$53.50/bbl	WTI
3-way option (2)	Oct 2022 to Dec 2022	1,500 bbl/d	US$40.00/US$50.00/US$58.10	WTI
3-way option (2)	Oct 2022 to Dec 2022	2,000 bbl/d	US$46.00/US$56.00/US$66.72	WTI
3-way option (2)	Oct 2022 to Dec 2022	2,500 bbl/d	US$47.00/US$57.00/US$67.00	WTI
3-way option (2)	Oct 2022 to Dec 2022	2,500 bbl/d	US$50.00/US$60.00/US$70.00	WTI
3-way option (2)	Oct 2022 to Dec 2022	2,000 bbl/d	US$53.00/US$63.50/US$72.90	WTI
3-way option (2)	Jan 2023 to Dec 2023	2,000 bbl/d	US$55.00/US$66.00/US$84.00	WTI
3-way option (2)	Jan 2023 to Dec 2023	2,500 bbl/d	US$60.00/US$75.00/US$91.54	WTI
3-way option (2)	Jan 2023 to Dec 2023	2,500 bbl/d	US$65.00/US$85.00/US$100.00	WTI
3-way option (2)	Jan 2023 to Dec 2023	2,500 bbl/d	US$65.00/US$85.00/US$106.50	WTI

Natural Gas
Fixed Sell	Oct 2022 to Dec 2022	5,000 GJ/d	$2.53/GJ	AECO 7A
Fixed Sell	Oct 2022 to Dec 2022	14,250 GJ/d	$2.84/GJ	AECO 5A
Fixed Sell	Oct 2022 to Dec 2022	1,000 mmbtu/d	US$2.94/mmbtu	NYMEX
3-way option (2)	Oct 2022 to Dec 2022	2,500 mmbtu/d	US$2.25/US$2.75/US$3.06	NYMEX
3-way option (2)	Oct 2022 to Dec 2022	1,500 mmbtu/d	US$2.60/US$2.91/US$3.56	NYMEX
3-way option (2)	Oct 2022 to Dec 2022	2,500 mmbtu/d	US$2.60/US$3.00/US$3.83	NYMEX
3-way option (2)	Oct 2022 to Dec 2022	2,500 mmbtu/d	US$2.65/US$2.90/US$3.40	NYMEX
3-way option (2)	Oct 2022 to Dec 2022	2,500 mmbtu/d	US$3.00/US$3.75/US$4.40	NYMEX
(1)Based on the weighted average price per unit for the period.
(2)Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in a US$50.00/US$60.00/US$70.00 contract, Baytex receives WTI plus US$10.00/bbl when WTI is at or below US$50.00/bbl; Baytex receives US$60.00/bbl when WTI is between US$50.00/bbl and US$60.00/bbl; Baytex receives the market price when WTI is between US$60.00/bbl and US$70.00/bbl; and Baytex receives US$70.00/bbl when WTI is above US$70.00/bbl.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Realized financial derivatives loss	$76,408	$53,905	$284,816	$113,697
Unrealized financial derivatives (gain) loss	(190,471)	8,941	(92,978)	179,408
Financial derivatives (gain) loss	$(114,063)	$62,846	$191,838	$293,105

17.    CAPITAL MANAGEMENT
The Company's capital management objective is to maintain financial flexibility and sufficient sources of liquidity to execute its capital programs, while meeting short and long-term commitments. Baytex strives to actively manage its capital structure in response to changes in economic conditions. At September 30, 2022, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade and other receivables, trade and other payables, cash and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time to time issue equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

The capital intensive nature of Baytex's operations requires the maintenance of adequate sources of liquidity to fund ongoing exploration and development. Baytex's capital resources consist primarily of Adjusted Funds Flow, available Credit Facilities and proceeds received from the divestiture of oil and gas properties. The following capital management measures and ratios are used to monitor current and projected sources of liquidity.

Net Debt

The Company uses net debt to monitor it's current financial position and to evaluate existing sources of liquidity. Baytex also uses net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations. Baytex also uses a net debt to adjusted funds flow ratio calculated on a twelve-month trailing basis to monitor the Company's existing capital structure and future liquidity requirements.

The following table reconciles Net Debt to amounts disclosed in the primary financial statements.

	September 30, 2022	December 31, 2021
Credit Facilities	$447,475	$505,171
Unamortized debt issuance costs - Credit Facilities (note 6)	2,576	1,343
Long-term notes	639,679	874,527
Unamortized debt issuance costs - Long-term notes (note 7)	8,528	11,393
Trade and other payables	271,400	190,692
Cash	(4,410)	—
Trade and other receivables	(251,689)	(173,409)
Net Debt	$1,113,559	$1,409,717
Net Debt to Adjusted Funds Flow	1.0	1.9

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the Company's ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital and asset retirements obligations settled during the applicable period.

Adjusted Funds Flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Cash flows from operating activities	$310,423	$178,961	$869,431	$471,817
Change in non-cash working capital	(30,734)	17,631	29,560	54,830
Asset retirement obligations settled	4,599	1,805	10,608	4,215
Adjusted Funds Flow	$284,288	$198,397	$909,599	$530,862